Exhibit 99.1

ASX ANNOUNCEMENT

November 11th, 2010

Genetic Technologies settles dispute with Innogenetics NV

In compliance with ASX Continuing Disclosure Rules, Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to report that it has now settled another dispute relating to its non-coding patents.

Earlier this year, Genetic Technologies had initiated legal action against Innogenetics NV, in Ghent, Belgium.  However, after recent negotiations, Innogenetics NV has now entered into a Settlement Agreement with Genetic Technologies, and the matters that were formerly in dispute have now been resolved.  Therefore the legal action in Belgium will now be dismissed by agreement of all parties involved.

As is typical in such cases, the precise commercial terms of the Settlement Agreement signed with Innogenetics NV are covered by formal confidentiality provisions, and cannot be disclosed.

Genetic Technologies further reports that it is now engaged in settlement discussions with a number of other parties in Europe and in USA, each relating to their use of GTG’s non-coding DNA technology.  Further announcements will be made to the Market as settlements are reached and formal agreements duly executed.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its three-pronged business strategy includes: 1) the global commercialization of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business with a focus on oncology and cancer management; and, 3) the commercialization of its various research and development projects aimed at generating further intellectual property of potentially global commercial significance.  For more information, please visit www.gtglabs.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000